Exhibit 99.2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 27, 2026

TAKE NOTICE that an Annual Meeting of Shareholders (the “Meeting”) of TFI INTERNATIONAL INC. (the “Corporation”) will be held at:

Place:	8801 Trans-Canada Hwy, Suite 500, St-Laurent, Québec, Canada H4S 1Z6
Date:	Monday, April 27, 2026
Time:	1:30 p.m. (eastern daylight time)

The purposes of the Meeting are to:

1.
receive the consolidated financial statements of the Corporation for the financial year ended December 31, 2025 and the auditor’s report thereon;

2.
elect the directors of the Corporation;

3.
appoint the auditor of the Corporation and authorize the directors to fix its remuneration;

4.
hold an advisory vote on the compensation of the Corporation’s Named Executive Officers (“Say-on-Pay”); and

5.
transact such other business as may properly be brought before the Meeting.

THE MEETING WILL BE AVAILABLE BY WAY OF TELEPHONE CONFERENCE CALL. AS IN RECENT YEARS, THE CORPORATION ENCOURAGES SHAREHOLDERS TO PARTICIPATE TO THE MEETING BY TELEPHONE. THE TOLL-FREE DIAL-IN NUMBER IS:

1-877-704-4453

Please dial in at least ten minutes prior to the start of the Meeting.

Attendance for the Meeting at the Corporation’s head office will be strictly limited to registered shareholders and duly-appointed proxyholders. The Corporation encourages all shareholders to attend the Meeting by telephone.

Shareholders participating in the Meeting by telephone will not be able to vote at the Meeting, but will be able to ask questions to the Corporation’s management. Shareholders are asked to vote their shares prior to the Meeting by returning their proxy form or voting instruction form, voting online or using the toll-free telephone number set out on the proxy or voting instruction form. The deadline for proxy voting is 5:00 p.m. (eastern daylight time) on Thursday, April 23, 2026.

Only persons registered as shareholders on the records of the Corporation as of the close of business on March 18, 2026 (the “Record Date”) are entitled to receive notice of, and to vote or act at, the Meeting. No person who becomes a shareholder after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

SIGNED in Etobicoke, Ontario, Canada

March 13, 2026

By Order of the Board of Directors

(signed) Alain Bédard

Alain Bédard, FCPA

Chairman of the Board of Directors, President and Chief Executive Officer

TFI International Inc.